Exhibit 99.4

Want to Create the Perfect Customer Experience? NICE Experts Share
Best Practices at Upcoming Customer Engagement Events

Paramus, New Jersey, March 16, 2015 – NICE Systems (NASDAQ: NICE) is helping organizations create perfect customer experiences by sharing its expertise at an upcoming series of executive events taking place throughout the U.S. from March 18 to April 15.

During these interactive sessions, participants will hear about how consumer behaviors and expectations have shifted in recent years and how, as a result, customer service and customer experience management have evolved beyond just listening to customers, collecting surveys and mapping customer journeys. They will learn how to create perfect experiences by knowing their customers, acting in real time, and ensuring that their employees are fully engaged.

“NICE has seen its customers make tremendous strides within each independent service channel,” said Matthew Storm, Director of Innovation and Solutions, NICE. “But now is the time to perfect the entire customer experience by looking into the customer’s overall journey and discussing new methods to make an impact across every touch point.”

Facilitated in a roundtable-style format, the sessions will take each touch point of the customer’s journey and analyze the impact of a more well-rounded approach, focusing on how to deliver value across the whole customer program.

Discussions will focus on how to effectively implement the following best practices:

•	Gathering the voice of the customer at the critical listening posts throughout your organization
•	Providing a continuous view of all customer actions and intents across the different service channels
•	Predicting in real-time the reason behind each contact and suggesting a best course of response

Participants will have the opportunity to collaborate with peers and industry experts, and will walk away with real-time best practices for their own organization.

For more information and to register for an event near you, click here.

March 18	New York City	21 Club – dinner
March 19	Washington, D.C.	1789 Restaurant – dinner
March 24	Atlanta	Fox Theatre – breakfast
March 25	Denver	Elways – dinner
April 8	Phoenix	Wrigley Mansion – breakfast
April 9	Dallas	Dallas Addison Marriott – breakfast
April 14	San Francisco	Michael Mina – dinner
April 15	Chicago	The Gage – dinner

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Storm, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.